UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        PAN-INTERNATIONAL HOLDINGS, INC.
                        f/k/a/ "Photovoltaics.com, Inc."
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    698072204
                                 (CUSIP Number)

                               Randall W. Heinrich
                           8 Greenway Plaza, Suite 818
                              Houston, Texas 77046
                                  713/961-4942
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 19, 2001
             (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP No. 698072204
--------------------------------------------------------------------------------
     1)           Names of Reporting Person

                  Kent E. Lovelace, Jr.
 -------------------------------------------------------------------------------
     2)           Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
--------------------------------------------------------------------------------
     3)           SEC Use Only
--------------------------------------------------------------------------------
     4)  Source of Funds:
                           N/A
--------------------------------------------------------------------------------
     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                  2(d) or 2(e)
                           N/A
--------------------------------------------------------------------------------
     6)  Citizenship or place of Organization:
                           UNITED STATES
--------------------------------------------------------------------------------
                  (7)      Sole Voting Power
Number of                  75,000
Shares Bene- ___________________________________________________________________
ficially                   (8)      Shared Voting Power
owned by                       -0-
Each Report- ___________________________________________________________________
ing Person        (9)      Sole Dispositive Power
With                       75,000
--------------------------------------------------------------------------------
                  (10)     Shared Dispositive Power
                               -0-
--------------------------------------------------------------------------------
         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                           75,000
--------------------------------------------------------------------------------
         12)      Check if the Aggregate Amount in Row (11) excludes certain shares:
                           [ ]
--------------------------------------------------------------------------------
         13)      Percent of Class Represented by Amount in Box (11):
                                    2.7%
--------------------------------------------------------------------------------
         14)      Type of Reporting Person
                                    IN

ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), issued by Pan-International Holdings, Inc., a Delaware corporation f/k/a/
"Photovoltaics.com, Inc." (the "Company"), which has its principal executive offices at 213 S. Robertson Blvd., Beverly Hills, California 90211

ITEM 2.  Identity and Background

         This Statement is being filed by Kent E. Lovelace, Jr. (the "Reporting Person"), whose principal business address is 1105 30th Ave., Suite 200, Gulfport, Mississippi 39501. The Reporting Person is principally engaged as the President and Chief Executive Officer of Equitrust Mortgage Corporation. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         N/A

ITEM 4.  Purpose of Transaction

         Effective November 19, 2001, the Reporting Person sold 1,850,000 shares of Common Stock in a private transaction in which the control of the Company was transferred to another person. The aggregate sales price for these shares was $175,000.

ITEM 5.  Interest in Securities of the Issuer

         The Reporting Person individually owns 25,000 shares of Common Stock outright. He holds the right to acquire another 50,000 shares of Common Stock within the next 60 days for consulting services heretofore provided and to be provided hereafter. Except for the sale of Common Stock described above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         N/A

ITEM 7.  Material to be Filed as Exhibits

        (a) Agreement effective July 31, 2001 between Kent Lovelace, Jr. and Harold Schneider. (*)

        (b) Agreement dated August 3, 2001 between Harold Schneider and World Call Funding, Inc. (*)

(*)      To be filed by amendment


                                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2001

/S/               KENT E. LOVELACE, JR.
----------------------------------------------------------

Name/Title__________________________________________

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                              (SEE 18 U.S.C. 1001).